Exhibit 1

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.30029520-8 Publicly-Held Company

NOTICE TO SHAREHOLDERS AND TO ADS HOLDERS

Results of the exercise of preemptive rights

and firm requests to subscribe for excess shares not subscribed

Oi S.A. - In Judicial Reorganization (the “Company” or “Oi”), in furtherance of the Notices to Shareholders published on November 13, 2018, December 10, 2018, January 3, 2019 and January 4, 2019, hereby announces to its shareholders and the market that on this date the Company’s Board of Directors met to verify and to confirm the issuance of the common shares related to the capital increase approved by the Board of Directors on October 26, 2018 (respectively, the “New Common Shares” and the “Capital Increase – New Resources”) that were subscribed for during the period to exercise the preemptive rights to subscribe for New Common Shares (the “Share Rights”) and to make firm requests to subscribe for New Common Shares not subscribed (the “Excess New Common Shares”), which ended on January 4, 2019 (the “Exercise Period”).

During the Exercise Period, holders of Share Rights subscribed for 1,530,457,356 New Common Shares at the issuance price of R$1.24 per New Common Share, including 856,519,080 New Common Shares subscribed to by the custodian of the Company’s American Depositary Receipt programs (the “ADS Custodian”) pursuant to instructions received from holders of rights (“ADS Rights”) issued to holders of American Depositary Shares representing the Company’s common shares and preferred shares, resulting in aggregate proceeds to the Company of R$1,898 million.

In addition, during the Exercise Period, holders of Share Rights firmly requested to subscribe for a total of 91,322,933 Excess New Common Shares, including 49,156,560 Excess New Common Shares subscribed to by the ADS Custodian pursuant to instructions received from holders of ADS Rights, at the issuance price of R$1.24 per share, which may result in aggregate proceeds to the Company of R$113 million.  Because the number of Excess New Common Shares requested was less than the total number of Excess New Common Shares available, requests for Excess New Common Shares from shareholders and ADS holders were met in full.

On January 15, 2019, holders of Share Rights who have stated their intention to subscribe for Excess New Common Shares, including the ADS Custodian, will be notified of their respective allocations of Excess New Common Shares and will be required to pay the issuance price for the Excess New Common Shares allocated to them on or prior to January 18, 2019, observing the terms established by B3, Banco do Brasil and their respective custodians. The meeting of the Board of Directors that will confirm the subscription of the Excess New Common Shares is scheduled to take place on January 21, 2019.

Oi expects that any and all New Common Shares that remain unsubscribed following the settlement of the initial New Common Shares and the Excess New Common Shares will be purchased by the investors and fund managers party to the Subscription and Commitment Agreement, dated December 19, 2017 between the Company and those investors and fund managers (as amended, the “Commitment Agreement”), subject to the terms and conditions of the Commitment Agreement.

The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for initial subscriptions of New Common ADSs was R$3.8934 per U.S. dollar. As a result, the New Common ADS Subscription Price per initial New Common ADSs was US$1.592439 and the ADS Rights Agent will return US$0.437561 of the New Common ADS Deposit Amount with respect to each initial subscription for a New Common ADS to holders of Common ADS Rights. A refund of the excess New Common ADS Deposit Amount with respect to initial subscriptions of New Common ADSs is expected to be delivered to the exercising holders of the ADS Rights on January 17, 2019.

The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for Excess New Common ADSs will be the exchange rate determined by the ADS Rights Agent on or prior to January 16, 2019, in order to have funds available for the refund of the excess New Common ADS Deposit Amount with respect to Excess New Common ADSs, which is expected to be delivered to the applicable holders of the ADS Rights on January 17, 2019.

The Company will keep its shareholders and the market informed on any material development of the subject matter of this Notice to Shareholders and to ADS Holders.

Rio de Janeiro, January 11, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Special Note regarding Forward-looking Statements:

This Notice to Shareholders and to ADS Holders contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of the Company, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of the Company, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian or the U.S. federal securities laws or the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), SEC or of regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications the Company files with the CVM and the SEC.

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